MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding ("MOU"), dated March 12, 2005 is by and between WinSonic Digital Media Group, Inc. ("WDMG") and Proactive Media Group Inc. dba / PMG Media ("PMG") and will set forth the guidelines and basis for the long term business relationship between the parties to this MOU.

WDMG based in Atlanta, Georgia, is a facilities-based media distribution solutions company with a distinctive video transport concept that enables users to view, interact, and listen to all types of audio, online video, and digital TV, in full-screen format, at high speeds, superb quality, and greatly reduced costs, while reducing the need for expensive high speed connections. As facilities- based applications network provider, WDMG has established private room collocation services in conjunction with Level 3 Communications, Inc., in Atlanta, Chicago, San Jose, Los Angeles, Dallas and New York City.

PMG Media Advertising specializes in servicing our clients by providing high quality service in the area of Indoor & Outdoor Advertising Media anywhere in the U.S.A. in 500+ markets. We are highly motivated by getting great results in a timely manner. PMG Media provides Outdoor Advertising of all types of media as well as Indoor Digital Plasma Advertising.

The parties to this MOU are interested in entering into a long term business relationship based on the following terms and conditions;

1. WDMG will provide its nationwide distribution platform and technical support, expertise and personnel to PMG. The WDMG distribution platform will enable PMG to reach its targeted markets via digital cable, satellite, broadband and fiber optic Delivery platforms.

2 PMG will use its resources and expertise to develop, produce, package, license, and provide Outdoor Advertising of all types of media as well as Indoor Digital Plasma Advertising.

3. PMG and Winsonic will work on a revenue share model, cost of sales, cost of goods, and revenues generated from the receipt of proceeds from subscriber fees.

4. PMG will provide WDMG with up to two minutes of commercial air time per hour on regularly scheduled programming that it offers.

5. WDMG will provide its expertise and guidance to PMG in obtaining all regulatory permits, licenses, etc. required by county, state and federal requirements.

6. WDMG and PMG agree to work on closing the Atlanta Underground, Z Media, 3DH Company, and Rock Solid Marketing contracts and projects in the next thirty days.

This MOU comprises the basis of the current understanding of the parties hereto and will be replaced by a more detailed formal agreement that will be completed within the next thirty days from the date of this MOU and approved by each Company's Board of Directors.

AGREED AND ACCEPTED

By; /s/ Clarence Dunn

Clarence Dunn, President/CEO

Proactive Media Group, Inc.

AGREED AND ACCEPTED

By; /s/ Winston Johnson

Winston Johnson, Chairman CEO

WinSonic Digital Media Group, Inc.